

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 17, 2008

Mr. Gregory Leigh Lyons
Chief Executive Officer
Goldmountain Exploration Corporation
225 Marine Drive, Suite 210
Blaine, WA 98230

> **Re:** **Goldmountain Exploration Corporation**
> **Form 10-KSB for Fiscal Year Ending March 31, 2007**
> **Filed July 16, 2007**
> **File No. 000-51594**

Dear Mr. Lyons,

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Christopher J. White
Branch Chief